                                                FILED PURSUANT TO RULE 424(b)(5)
                                                      REGISTRATION NO. 333-76127

            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MARCH 2, 2000

                                  $600,000,000

                                [ANADARKO LOGO]

               Zero Coupon Convertible Debentures due March 2020

                               ------------------

     The Debentures are senior unsecured obligations of Anadarko. The Debentures will mature on March 7, 2020. Anadarko will not pay interest on the Debentures prior to maturity. The Debentures are convertible at the option of the holder at any time prior to maturity, unless previously redeemed, into common stock at a conversion rate of 11.6288 shares of Anadarko common stock per Debenture subject to adjustments in certain events.

     The Debentures are redeemable in whole or in part at the option of Anadarko after March 7, 2003. A holder has the right to require Anadarko to repurchase a Debenture at a price per Debenture on March 7, 2003 of $554.41, on March 7, 2008 of $659.44 and on March 7, 2013 of $784.36.

     The underwriter has an option to purchase a maximum of $90,000,000 additional principal amount of Debentures to cover any over-allotment of Debentures.

                                                                               UNDERWRITING
                                                            PRICE TO           DISCOUNT AND           PROCEEDS
                                                           PUBLIC (1)           COMMISSIONS          TO ANADARKO
                                                           ----------          ------------          -----------
Per Debenture........................................        $499.60              $11.24               $488.36
Total................................................     $299,760,000          $6,744,000          $293,016,000

(1)  Plus accrued value, if any, from March 7, 2000.

     Delivery of the Debentures in book-entry form only will be made on or about March 7, 2000.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                           CREDIT SUISSE FIRST BOSTON

            The date of this prospectus supplement is March 2, 2000.

                                USE OF PROCEEDS

     Anadarko expects the net proceeds from the sale of the Debentures to be approximately $292,900,000 after the underwriting discount and commissions and offering expenses, assuming no exercise of the underwriter's over-allotment option. The proceeds will be used to pay down floating-rate debt. As of March 2, 2000, the average interest rate on total floating-rate debt, which had original maturities ranging from overnight to 42 days, was 5.96% per annum.

               SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

     Some of the statements included or incorporated by reference in the accompanying prospectus constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information concerning future production and reserves, schedules, plans, timing of development, contributions from Algerian properties, and those statements preceded by, followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "projects", "target", "goal", "plans", "objective", "should" or similar expressions or variations or such expressions. For such statements, Anadarko claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Such statements are subject to various risks and uncertainties, and actual results could differ materially from those expressed or implied by such statements due to a number of factors in addition to those discussed in Anadarko's other public filings, press releases and discussions with Anadarko management, including: volatility of crude oil and natural gas prices and demand; operating risks associated with the exploration for and production for oil and gas; uncertainties involved in large development projects affecting the timing and outcome of such projects; domestic political developments and federal, state and local laws and regulations; uncertainties arising out of foreign government sovereignty with respect to Anadarko's international operations; and the highly competitive nature of Anadarko's exploration activities and the gathering and marketing of oil and gas production.

                    COMMON STOCK PRICE RANGES AND DIVIDENDS

     The common stock of Anadarko is traded on the New York Stock Exchange. The ticker symbol for Anadarko is APC and daily stock reports published in local newspapers carry trading summaries for Anadarko under the headings ANADRK or ANADRKPETE.

     The following shows information regarding the closing market price of and dividends paid on Anadarko's common stock by quarter for 1998 and 1999 and for 2000 through March 2.

                                                               FIRST    SECOND     THIRD    FOURTH
                                                              QUARTER   QUARTER   QUARTER   QUARTER
                                                              -------   -------   -------   -------
1998
Market Price
  High......................................................  $ 34.63   $37.91    $43.19    $40.94
  Low.......................................................  $ 26.44   $30.31    $28.75    $25.69
Dividends...................................................  $0.0375   $ 0.05    $ 0.05    $ 0.05
1999
Market Price
  High......................................................  $ 39.88   $40.50    $38.19    $35.44
  Low.......................................................  $ 26.56   $35.69    $29.00    $27.19
Dividends...................................................  $  0.05   $ 0.05    $ 0.05    $ 0.05
2000 (through March 2)
Market Price
  High......................................................  $ 36.44
  Low.......................................................  $ 28.44

     In April 1998, the Board of Directors approved a two-for-one stock split. The stock split was effected by way of a stock dividend. The distribution date was July 1, 1998, to stockholders of record on June 15, 1998. All amounts shown above have been restated to reflect the stock split.

     Anadarko's Board of Directors has declared a dividend of $0.05 per share payable March 22, 2000 to holders of record on March 8, 2000.

       RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED
                     CHARGES AND PREFERRED STOCK DIVIDENDS

     The following table sets forth Anadarko's consolidated ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for the periods shown.

                                                                  YEARS ENDED DECEMBER 31
                                                              --------------------------------
                                                              1995   1996   1997   1998   1999
                                                              ----   ----   ----   ----   ----
Ratio of Earnings to:
Fixed Charges...............................................  1.24   3.34   3.04   0.05   1.77
Combined Fixed Charges and Preferred Stock Dividends........  1.24   3.34   3.04   0.05   1.53

     Anadarko issued preferred stock in May 1998. No shares of preferred stock were outstanding during any of the periods prior to May 1998.

     As a result of Anadarko's net loss in 1998, Anadarko's earnings did not cover fixed charges by $90 million and did not cover combined fixed charges and preferred stock dividends by $101 million in 1998. The ratios were computed by dividing earnings by either fixed charges or combined fixed charges and preferred stock dividends. For this purpose, earnings include income before income taxes and fixed charges. Fixed charges include interest and amortization of debt expenses and the estimated interest component of rentals. Preferred stock dividends are adjusted to reflect the amount of pretax earnings required for payment.

                         DESCRIPTION OF THE DEBENTURES

GENERAL

     The Debentures will be issued under the senior indenture referred to in the accompanying prospectus, as supplemented as of March 7, 2000. The Debentures are offered and sold at a discount from their value at maturity. Anadarko initially issued the Debentures at a price of $499.60 per Debenture. Over time, the amount payable on each Debenture will increase in value until it reaches its maturity value of $1,000 on March 7, 2020. The Debentures will be issued only in denominations of $1,000 and integral multiples of $1,000.

     You have the option to convert your Debentures into Anadarko common stock at any time prior to maturity, unless the Debentures have been previously redeemed or purchased. The conversion rate is 11.6288 shares of common stock per Debenture. The conversion rate is subject to adjustment if certain events occur. Upon conversion, you will receive only common stock. You will not receive any cash payment for the accrued original issue discount to the conversion date.

REDEMPTION RIGHTS

     After March 7, 2003, Anadarko can redeem all or part of the Debentures at any time, upon not less than 15 nor more than 60 days' notice by mail to holders of Debentures, for a price equal to $499.60 per Debenture plus accrued original issue discount at a rate of 3.50% per annum compounded semi-annually to the date of redemption, on the basis of a 360 day year consisting of twelve 30-day months. Anadarko can also convert the Debentures to interest-bearing debentures upon the occurrence of certain tax events described below.

     The table below shows redemption prices of Debentures at March 7, 2003, at each following March 7 prior to maturity, and at maturity on March 7, 2020. The prices reflect the accrued original issue discount calculated through each date. The redemption price of a Debenture redeemed between these dates would include an additional amount reflecting the additional original issue discount accrued since the immediately preceding date in the table to the actual redemption date.

                                                  (1)              (2)              (3)
                                              -----------    ----------------    ----------
                                               DEBENTURE     ACCRUED ORIGINAL    REDEMPTION
                                              -----------    ----------------    ----------
                                              ISSUE PRICE     ISSUE DISCOUNT       PRICE
                                              -----------    ----------------    ----------
              REDEMPTION DATE                                    AT 3.50%        (1) + (2)
              ---------------                                ----------------    ----------
March 7, 2003...............................    $499.60          $ 54.81         $  554.41
March 7, 2004...............................     499.60            74.38            573.98
March 7, 2005...............................     499.60            94.65            594.25
March 7, 2006...............................     499.60           115.63            615.23
March 7, 2007...............................     499.60           137.35            636.95
March 7, 2008...............................     499.60           159.84            659.44
March 7, 2009...............................     499.60           183.12            682.72
March 7, 2010...............................     499.60           207.22            706.82
March 7, 2011...............................     499.60           232.18            731.78
March 7, 2012...............................     499.60           258.02            757.62
March 7, 2013...............................     499.60           284.76            784.36
March 7, 2014...............................     499.60           312.46            812.06
March 7, 2015...............................     499.60           341.13            840.73
March 7, 2016...............................     499.60           370.81            870.41
March 7, 2017...............................     499.60           401.54            901.14
March 7, 2018...............................     499.60           433.36            932.96
March 7, 2019...............................     499.60           466.30            965.90
At stated maturity..........................     499.60           500.40          1,000.00

     From and after the date a tax event occurs and Anadarko elects to pay interest at 3.50% per year on the Debentures instead of accruing original issue discount, the principal amount for redemption will be restated, and will be calculated by adding the issue price and the original issue discount which had accrued up until the date on which Anadarko exercises the option.

     If Anadarko decides to redeem less than all of the outstanding Debentures, the trustee will select the Debentures to be redeemed by the following methods:

     - by lot;

     - pro rata; or

     - by another method the trustee considers fair and appropriate.

     If the trustee selects a portion of your Debentures for partial redemption and you convert a portion of the same Debentures, the converted portion will be deemed to be from the portion selected for redemption. Each Debenture will be redeemed in whole.

INTEREST

     Anadarko will not pay cash interest on the Debentures unless it elects to do so following a tax event. You should be aware that accrued original issue discount must be included in your gross income for federal income tax purposes. Original issue discount is the difference between the issue price of $499.60 and the $1,000 redemption price of the Debenture at maturity.

CONVERSION RIGHTS

     You have the right to convert the Debentures into common stock. You may convert a Debenture into shares of common stock at any time until the close of business on the last business day prior to March 7, 2020. If a Debenture has been called for redemption, you will be entitled to convert the Debenture until the close of business on the business day immediately preceding the date of redemption. You may convert Debentures in part so long as the part is an integral multiple of $1,000 principal amount.

     The initial conversion rate is 11.6288 shares of common stock for each Debenture. You will not receive any cash payment representing accrued original issue discount upon conversion of a Debenture. Instead, upon conversion Anadarko will deliver to you a fixed number of shares of common stock and any cash payment to account for fractional shares. The cash payment for fractional shares will be based on the closing price of the common stock on the trading day immediately prior to the conversion date. Delivery of common stock will be deemed to satisfy Anadarko's obligation to pay the principal amount of the Debenture and accrued original issue discount. Accrued original issue discount will be deemed paid in full rather than canceled, extinguished or forfeited. Anadarko will not adjust the conversion ratio to account for the accrued original issue discount.

     The conversion rate will be subject to adjustment upon the following events:

     - issuance of shares of common stock as a dividend or distribution on the common stock;

     - subdivision or combination of the outstanding common stock;

     - issuance to all common stockholders of rights or warrants that allow the holders to purchase common stock at less than the current market price;

     - distribution to all common stockholders of debt or other assets but excluding all cash distributions and rights and warrants described above;

     - the distribution to all or substantially all common stockholders of all-cash distributions in an aggregate amount that together with (A) any cash and the fair market value of any other consideration payable in respect of any tender offer by Anadarko or any of Anadarko's subsidiaries for common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (B) all other all-cash distributions to all or substantially all common stockholders made within the preceding 12 months not triggering a conversion price adjustment exceeds an amount equal to 10% of Anadarko's market capitalization on the business day immediately preceding the day on which Anadarko declares such distribution; and

     - the purchase of common stock pursuant to a tender offer made by Anadarko or any of Anadarko's subsidiaries to the extent that the same involves aggregate consideration that together with (A) any cash and the fair market value of any other consideration payable in respect of any tender offer by Anadarko or any of Anadarko's subsidiaries for common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (B) all-cash distributions to all or substantially all common stockholders made within the preceding 12 months not triggering a conversion price adjustment exceeds an amount equal to 10% of Anadarko's market capitalization on the expiration date of such tender offer.

     Anadarko may increase the conversion rate as permitted by law for at least 20 days, so long as the increase is irrevocable during the period. Anadarko is not required to adjust the conversion rate until adjustments greater than 1% have occurred.

     If you submit your Debentures for conversion after Anadarko has elected to exercise its option to pay interest instead of accruing original issue discount between a record date and the opening of business on the next interest payment date (except for Debentures or portions of Debentures called for redemption on a redemption date occurring during the period from the close of business on a record date and ending on the opening of business on the first business day after the next interest payment date, or if this interest payment date is not a business day, the second business day after the interest payment date), you must pay funds equal to the interest payable on the converted principal amount.

REPURCHASE RIGHT

     You have the right to require Anadarko to repurchase the Debentures on March 7, 2003, March 7, 2008 and March 7, 2013. Anadarko will be required to repurchase any outstanding Debenture for which you deliver a written repurchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the repurchase date. If the repurchase notice is given and withdrawn during the period, Anadarko will not be obligated to repurchase the related Debentures. Anadarko's repurchase obligation will be subject to certain additional conditions.

     Your repurchase notice must state:

     (1) the Debenture certificate numbers;

     (2) the portion of the principal amount at maturity of Debentures to be purchased, in multiples of $1,000;

     (3) that the Debentures are to be purchased by us pursuant to the Debentures.

     You may withdraw any repurchase notice by a written notice of withdrawal delivered to the paying agent prior to the close of business on the repurchase date. The notice of withdrawal must state:

     - the principal amount at maturity;

     - the certificate numbers of the withdrawn debentures; and

     - the principal amount at maturity, if any, which remains subject to the repurchase notice.

     The repurchase price payable will be equal to the issue price plus accrued original issue discount through the repurchase date. The table below shows the repurchase prices of a Debenture as of each of the repurchase dates.

                                                                 REPURCHASE
                      REPURCHASE DATE                              PRICE
                      ---------------                            ----------
March 7, 2003...............................................      $554.41
March 7, 2008...............................................      $659.44
March 7, 2013...............................................      $784.36

     If Anadarko has previously exercised its option to pay interest instead of accruing original issue discount on the Debentures following a tax event, the repurchase price will be equal to the restated principal amount plus the accrued and unpaid interest that accrued from the date Anadarko exercised its option. See Tax Events.

     Anadarko's ability to repurchase Debentures with cash may be limited by the terms of its then existing borrowing agreements. Anadarko may not repurchase Debentures for cash at the option of holders exercising their right of repurchase if an event of default has occurred and is continuing, except a default in the payment of the repurchase price with respect to the Debentures.

     A holder must either effect book-entry transfer or deliver the Debenture, together with necessary endorsements, to the office of the paying agent after delivery of the repurchase notice to receive payment of the repurchase price. You will receive payment in cash on the repurchase date or the time of book-entry transfer or the delivery of the Debenture. If the paying agent holds money or securities sufficient to pay the repurchase price of the Debenture on the business day following the repurchase date, then:

     - the debenture will cease to be outstanding;

     - original issue discount will cease to accrue; and

     - all other rights of the holder will terminate.

     This will be the case whether or not book-entry transfer of the Debenture is made or whether or not the Debenture is delivered to the paying agent.

     Anadarko will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Securities Exchange Act which may be applicable at the time. Anadarko will file Schedule 13e-4 or any other schedule required in connection with any offer by it to repurchase the Debentures at your option.

TAX EVENTS

     Anadarko has the option to convert the Debentures to interest-bearing debentures on a tax event. From and after the date a tax event occurs, Anadarko may elect to pay interest at 3.50% per year on the Debentures instead of accruing original issue discount. The principal amount, which will be restated, will be calculated by adding the issue price and the original discount which had accrued up until the date on which Anadarko exercises the option. This restated principal amount will be the amount due at maturity. If Anadarko elects this option, interest will be based on a 360-day year comprised of twelve 30-day months. Interest will accrue from the option exercise date and will be payable semi-annually on March 15 to holders of record on the immediately preceding March 1 and on September 15 to holders of record on the immediately preceding September 1.

     A tax event occurs when Anadarko receives an opinion from an experienced independent tax counsel stating that:

     - any amendment, or change or announced prospective change in the laws or regulations of the United States or any of its political subdivisions or taxing authorities of the United States, or

     - any amendment, change, interpretation or application of the laws or regulations by any legislative body, court, government agency or regulatory authority,

which, if enacted, presents more than an insubstantial risk that interest, including original issue discount, payable on the Debentures either;

     - would not be deductible on a current accrual basis, or

     - would not be deductible under any other method,

in whole or in part, by Anadarko for United States federal income tax purposes.

     The modification of the terms of the Debentures by Anadarko upon a tax event as described above could alter the timing of income recognition by certain holders of the Debentures.

AMOUNT PAYABLE ON ACCELERATION

     If there is an Event of Default, the trustee or the holders of at least 25% in principal amount of the Debentures then outstanding may declare the issue price plus accrued original issue discount on the outstanding Debentures immediately due and payable. If Anadarko exercises its option to pay interest instead of accruing original issue discount on the Debentures following a tax event, the declaration of acceleration referred to above will make the restated principal amount plus accrued and unpaid interest immediately payable.

CHANGE OF CONTROL

     If Anadarko undergoes a change in control, you will have the option to require Anadarko to purchase your Debentures 30 business days after the change in control. Anadarko will pay a purchase price equal to the issue price plus accrued original issue discount through the purchase date. You may require Anadarko to purchase all or any part of the Debentures so long as the principal amount at maturity of the Debentures being purchased is an integral multiple of $1,000.

     A change in control occurs in the following situations:

     - any person or group becomes the beneficial owner of Anadarko's shares of voting stock representing 50% or more of the total voting power of all outstanding classes of Anadarko's voting stock or has the power, directly or indirectly, to elect a majority of the members of Anadarko's board of directors;

     - Anadarko consolidates or merges with another person, Anadarko sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets, or any person consolidates with or merges with Anadarko but these circumstances will not be a change in control if the persons that beneficially own shares of Anadarko voting stock immediately prior to a transaction beneficially own shares with a majority of the total voting power of all outstanding classes of voting stock of the surviving or transferee person; or

     - Anadarko liquidates or dissolves its business.

     You must deliver a written notice to the paying agent prior to the close of business on the business day prior to the date on which the Debentures are to be purchased to exercise the repurchase right upon a change in control. This notice must specify the Debentures submitted for repurchase. You may withdraw the notice by delivering a written notice of withdrawal to the paying agent before the same date.

     Within ten business days after a change in control, Anadarko will publish and mail to the trustee and to each holder of the Debentures a written notice of the change in control which specifies the terms and conditions and the procedures required for exercise of a holder's right to require Anadarko to purchase your Debentures.

     If Anadarko had previously exercised its option to pay interest instead of accruing original issue discount on the Debentures following a tax event, Anadarko will purchase the Debentures at a cash price equal to the restated principal amount plus accrued and unpaid interest which had accrued from the date Anadarko exercised its option. See Tax Events.

     For purposes of defining a change of control:

     - the term person and the term group have the meanings given by Sections 13(d) and 14(d) of the Securities Exchange Act or any successor provisions;

     - the term group includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act or any successor provision;

     - the term beneficial owner is determined in accordance with Rule 13d-3 under the Securities Exchange Act, as in effect on March 7, 2000;

     - the term beneficially owned means that which is owned by a beneficial owner; and

     - the term unissued shares means shares of voting stock not outstanding that are subject to options, warrants, rights to purchase or conversion privileges exercisable within 60 days of the date of a change in control.

BOOK-ENTRY SYSTEM

     The Debentures will be represented by one or more Global Securities (each a "Global Security"). Each Global Security will be deposited with, or on behalf of, The Depository Trust Company ("DTC") and be registered in the name of a nominee of DTC. Except under circumstances described below, the Debentures will not be issued in definitive form.

     Upon the issuance of a Global Security, DTC will credit on its book-entry registration and transfer system the accounts of persons designated by the underwriter with the respective principal amounts of the Debentures represented by the Global Security. Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with DTC or its nominee ("participants") or persons that may hold interests through participants. Ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

     So long as DTC or its nominee is the registered owner of a Global Security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the Debentures represented by that Global Security for all purposes under the Senior Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have Debentures represented by that Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debentures in definitive form and will not be considered the owners or holders thereof under the Senior Indenture.

     Principal and interest payments, if any, on Debentures registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the relevant Global Security. Neither Anadarko, the Senior Trustee, any paying agent or the registrar for the Debentures will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

     Anadarko expects that DTC or its nominee, upon receipt of any payment of principal or interest, if any, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the relevant Global Security as shown on the records of DTC or its nominee. Anadarko also expects that payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participants.

     If DTC is at any time unwilling or unable to continue as a depositary and a successor depositary is not appointed by Anadarko within 90 days, Anadarko will issue Debentures in definitive form in exchange for the entire Global Security for the Debentures. In addition, Anadarko may at any time and in its sole discretion determine not to have Debentures represented by a Global Security and, in such event, will issue Debentures in definitive form in exchange for the entire Global Security relating to such Debentures. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery in definitive form of Debentures represented by such Global Security equal in principal amount to such beneficial interest and to have such Debentures registered in its name. Debentures so issued in definitive form will be issued as registered Debentures in denominations of $1,000 and integral multiples thereof, unless otherwise specified by Anadarko.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the Debentures to initial purchasers of the Debentures who are U.S. holders (as described below), and the material U.S. federal income and estate tax consequences relating to the purchase, ownership and disposition of the Debentures to initial purchasers who are non-U.S. holders (as described below). It does not contain a complete analysis of all the potential tax considerations relating thereto. In particular, this discussion does not address all tax considerations that may be important to you in light of your particular circumstances (such as the alternative minimum tax provisions) or under certain special rules. Special rules may apply, for instance, to banks, tax-exempt organizations, dealers in securities, persons who hold Debentures or common stock as part of a hedge, conversion or constructive sale transaction, or straddle or other risk reduction transaction, or to persons who have ceased to be United States citizens or to be taxed as resident aliens. This discussion is limited to holders of Debentures who purchase the Debentures at their "issue price" and hold the Debentures and any common stock into which the Debentures are converted as capital assets. For this purpose only, the "issue price" of the Debentures is the first price at which a substantial portion of the Debentures is sold to the public (not including sales to underwriters or placement agents). This discussion also does not address the tax consequences arising under the laws of any foreign, state or local jurisdiction.

     This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations, and judicial decisions and administrative interpretations thereunder, as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect. We cannot assure you that the Internal Revenue Service (the "IRS") will not challenge one or more of the tax results described herein, and Anadarko has not obtained, nor does it intend to obtain, a ruling from the IRS with respect to the U.S. federal tax consequences of acquiring, holding or disposing of the Debentures or common stock.

     PLEASE CONSULT YOUR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF ACQUIRING, HOLDING, CONVERTING OR OTHERWISE DISPOSING OF THE DEBENTURES AND COMMON STOCK, INCLUDING THE EFFECT AND APPLICABILITY OF STATE, LOCAL OR FOREIGN TAX LAWS.

U.S. HOLDERS

     You are a U.S. holder for purposes of this discussion if you are a holder of a Debenture or common stock that is, for U.S. federal income tax law purposes:

     - a citizen or resident of the United States;

     - a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof; or

     - an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

     Original Issue Discount on the Debentures. The Debentures are being issued at a substantial discount from their principal amount. For federal income tax purposes, the excess of the principal amount of each Debenture over its issue price constitutes original issue discount ("OID"). You will be required to include OID in income as it accrues, in accordance with a constant yield method, before receipt of the cash or stock attributable to such income, regardless of your regular method of accounting for U.S. federal income tax purposes. Under these rules, you will have to include in gross income increasingly greater amounts of OID in each successive accrual period. Your original tax basis for determining gain or loss on the sale or other disposition of a Debenture will be increased by any accrued OID included in your gross income.

     Sale, Exchange or Retirement of the Debentures. Upon the sale, exchange or retirement of a Debenture, you will recognize gain or loss equal to the difference between the sale or redemption proceeds (other than in respect of accrued OID not previously included in income, which will be taxable as ordinary income) and your adjusted tax basis in the Debenture. Your adjusted tax basis in a Debenture will generally equal your cost of the Debenture increased by any OID previously included in income with respect to such Debenture. Gain or loss realized on the sale, exchange or retirement of a Debenture will generally be capital gain or loss and will be long-term capital gain or loss if the Debenture is held for more than one year. You should consult your tax advisors regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for certain taxpayers who are individuals) and losses (the deductibility of which is subject to limitations). Anadarko's election to pay interest on the Debentures instead of accruing original issue discount will not constitute a taxable exchange of the Debentures to the holders.

     Conversion of Debentures. The conversion of a Debenture into common stock will generally not be a taxable event (except to the extent the common stock is considered attributable to OID not previously included in income (which is taxable as ordinary income), or with respect to cash received in lieu of a fractional share). Your basis in the common stock received on conversion of a Debenture will be the same as your basis in the Debenture at the time of conversion (exclusive of any tax basis allocable to a fractional share), and your holding period for the common stock received on conversion should include the holding period of the Debenture converted, unless the conversion is treated as a recapitalization (in which case the holding period of a fractional interest in each share will commence on the date of conversion). The receipt of cash in lieu of a fractional share of common stock should generally result in capital gain or loss (measured by the difference between the cash received for the fractional share interest and your tax basis in the fractional share interest).

     Adjustment of Conversion Rate. If at any time Anadarko makes a distribution of property to shareholders that would be taxable to such shareholders as a dividend for federal income tax purposes (for example, distributions of evidences of indebtedness or assets of Anadarko, but generally not stock dividends or rights to subscribe for common stock) and, pursuant to the anti-dilution provisions of the Indenture, the conversion rate of the Debentures is increased, such increase may be deemed to be the payment of a taxable dividend to you. If the conversion rate is increased at the discretion of Anadarko or in certain other circumstances, such increase also may be deemed to be the payment of a taxable dividend to you.

     Ownership and Disposition of Common Stock. Dividends, if any, paid on the common stock generally will be includable in your income as ordinary income to the extent of your ratable share of Anadarko's current or accumulated earnings and profits. Upon the sale, exchange or other disposition of common stock, you generally will recognize capital gain or capital loss equal to the difference between the amount realized on such sale or exchange and your adjusted tax basis in such shares. You should consult your tax advisors regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals) and losses (the deductibility of which is subject to limitations).

NON-U.S. HOLDERS

     You are a Non-U.S. holder for purposes of this discussion if you are a holder of a Debenture or common stock that is, for U.S. federal income tax law purposes:

     - a nonresident alien individual;

     - a foreign corporation;

     - a nonresident alien fiduciary of a foreign estate or trust; or

     - a foreign partnership one or more of the members of which is a nonresident alien individual, a foreign corporation or a nonresident alien fiduciary of a foreign estate or trust.

     Withholding Tax on Payments of Principal and Original Issue Discount on Debentures. The payment of principal (including any OID included therein) on a Debenture by Anadarko or any paying agent of Anadarko to you will not be subject to United States federal withholding tax, provided that in the case of payment in respect of OID:

     - you do not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Anadarko;

     - you are not a controlled foreign corporation that is related to Anadarko within the meaning of the Code; and

     - either (A) the beneficial owner of the Debenture certifies to the applicable payor or its agent, under penalties of perjury, that it is not a U.S. holder and provides its name and address on United States Treasury Form W-8 (or a suitable substitute form), or (B) a securities clearing organization, bank or other financial institution, that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the Debenture, certifies under penalties of perjury that such a Form W-8 (or suitable substitute form) has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof.

     Except to the extent otherwise provided under an applicable tax treaty, you generally will be taxed in the same manner as a U.S. holder with respect to OID on a Debenture if such OID is effectively connected with a U.S. trade or business of yours. Effectively connected OID received by a corporate Non-U.S. holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate (or, if applicable, a lower treaty rate), subject to certain adjustments. Such effectively connected OID will not be subject to withholding tax if the holder delivers the appropriate form (currently IRS Form 4224 and, beginning January 1, 2001, a Form W-8) to the payor.

     Dividends. Dividends, if any, paid on the common stock to you (and, after December 31, 2000, any deemed dividends resulting from an adjustment to the Conversion Rate (see "Adjustment of Conversion Rate" above)) generally will be subject to a 30% United States federal withholding tax, subject to reduction if you are eligible for the benefits of an applicable income tax treaty. Currently, for purposes of determining whether tax is to be withheld at the 30% rate or at a reduced treaty rate, Anadarko will ordinarily presume that dividends paid to an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted. Under Treasury Regulations effective for payments after December 31, 2000, holders will be required to satisfy certain applicable certification requirements to claim treaty benefits. Except to the extent otherwise provided under an applicable tax treaty, you generally will be taxed in the same manner as a U.S. holder on dividends paid (or deemed paid) that are effectively connected with your conduct of a trade or business in the United States. If you are a foreign corporation, you may also be subject to a United States branch profits tax on such effectively connected income at a

30% rate or such lower rate as may be specified by an applicable income tax treaty, subject to certain adjustments.

     Gain on Disposition of the Debentures and Common Stock. Subject to the discussion of the "FIRPTA" rules below, you generally will not be subject to United States federal income tax on gain realized on the sale, exchange or redemption of a Debenture, including the exchange of a Debenture for common stock, or the sale or exchange of common stock unless:

     - you are an individual present in the United States for 183 days or more in the year of such sale, exchange or redemption and either (A) you have a "tax home" in the United States and certain other requirements are met, or (B) the gain from the disposition is attributable to an office or other fixed place of business in the United States;

     - the gain is effectively connected with your conduct of a United States trade or business; or

     - in the case of the disposition of the Debentures or the common stock, Anadarko is a U.S. real property holding corporation under the "FIRPTA" rules adopted in 1980.

     Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests, as defined in the Code and applicable regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Anadarko may now be, or may prior to your disposition of common stock become, a U.S. real property holding corporation. If Anadarko determines that it is a U.S. real property holding corporation, upon conversion or redemption of any Debenture Anadarko may withhold 10% of cash, common stock or other property that would otherwise be received by a holder unless the holder complies with certain certification requirements. In addition, if Anadarko is a U.S. real property holding corporation, then under certain circumstances you may be subject to U.S. income tax on gain realized and to withholding at the rate of 10% upon any sale or other disposition of Debentures or common stock. You should consult your tax advisors as to the application of these rules, especially if you hold or plan to acquire a substantial interest in the Debentures, common stock, or any other class of Anadarko's securities (or a combination thereof).

     U.S. Federal Estate Tax. A Debenture held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) will not be subject to United States federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Anadarko and, at the time of the individual's death, payments with respect to such Debenture would not have been effectively connected with the conduct by such individual of a trade or business in the United States. Common stock held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) will be included in such individual's estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty otherwise applies.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     U.S. Holders. Information reporting will apply to payments of interest or dividends made by Anadarko on, or the proceeds of the sale or other disposition of, the Debentures or shares of common stock with respect to certain noncorporate U.S. holders, and backup withholding at a rate of 31% may apply unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amount withheld under the backup withholding rules is allowable as a credit against the U.S. holder's federal income tax, provided that the required information is provided to the IRS.

     Non-U.S. Holders. Anadarko must report annually to the IRS and to each Non-U.S. holder the amount of any dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. holder resides.

     Under current Treasury Regulations, backup withholding and information reporting will not apply to payments of principal, including cash payments in respect of OID, on the Debentures by Anadarko or any agent thereof to a Non-U.S. holder if the Non-U.S. holder certifies as to its Non-U.S. holder status under penalties of perjury or otherwise establishes an exemption (provided that neither Anadarko nor its agent has actual knowledge that the holder is a U.S. person or that the conditions of any other exemptions are not in fact satisfied). The payment of the proceeds on the disposition of Debentures or shares of common stock to or through the United States office of a United States or foreign broker will be subject to information reporting and backup withholding unless the owner provides the certification described above or otherwise establishes an exemption. The proceeds of the disposition by a Non-U.S. holder of Debentures or shares of common stock to or through a foreign office of a broker will not be subject to backup withholding or information reporting. However, if such broker is a U.S. person, a controlled foreign corporation for United States tax purposes, a foreign person, 50% or more of whose gross income from all sources for certain periods is from activities that are effectively connected with a U.S. trade or business, or, in the case of payments made after December 31, 2000, a foreign partnership with certain connections to the United States, information reporting requirements will apply unless such broker has documentary evidence in its files of the holder's Non-U.S. status and has no actual knowledge to the contrary or unless the holder otherwise establishes an exemption. Any amount withheld under the backup withholding rules is allowable as a credit against the Non-U.S. holder's federal income tax, provided that the required information is provided to the IRS.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement with respect to the Debentures, Anadarko has agreed to sell to Credit Suisse First Boston Corporation all of the Zero Coupon Convertible Debentures due March 2020.

     The underwriting agreement provides that the underwriter is obligated to purchase all of the Debentures if any are purchased other than those Debentures covered by the over-allotment option described below.

     Anadarko has granted to the underwriter a 30-day option to purchase up to $90,000,000 additional principal amount of Debentures at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments in the sale of the Debentures.

     Anadarko estimates that its out of pocket expenses for this offering will be approximately $100,000.

     The underwriter proposes to offer the Debentures initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a concession of $6.74 per Debenture.

     The Debentures are a new issue of securities with no established trading market. The underwriter intends to make a secondary market for the Debentures. However, it is not obligated to do so and may discontinue making a secondary market for the Debentures at any time without notice. No assurance can be given as to how liquid the trading market for the Debentures will be.

     Anadarko has agreed to indemnify the underwriter against liabilities under the Securities Act, or contribute to payments which the underwriter may be required to make in respect thereof.

     The underwriter may engage in over-allotment and stabilizing transactions in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

     - Stabilizing transactions permit bids to purchase the securities or the underlying common stock so long as the stabilizing bids do not exceed a specified maximum.

     Such stabilizing transactions may cause the price of the Debentures to be higher than it would otherwise be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

     From time to time Credit Suisse First Boston Corporation provides investment banking and financial advisory services to Anadarko for which it receives customary fees.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the Debentures in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of Debentures are effected. Accordingly, any resale of the Debentures in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdictions, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Debentures.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of Debentures in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Debentures without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions".

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of Debentures to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Debentures acquired by such purchasers pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of Debentures acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of Debentures should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Debentures in their particular circumstances and with respect to the eligibility of the Debentures for investment by the purchaser under relevant Canadian legislation.

                                   PROSPECTUS

                                [ANADARKO LOGO]

                                 $1,000,000,000

                                DEBT SECURITIES
                                PREFERRED STOCK
                               DEPOSITARY SHARES
                                  COMMON STOCK
                                    WARRANTS

                            ------------------------

     We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

                            ------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ------------------------

                     This prospectus is dated March 2, 2000

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf " registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $1,000,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information About Anadarko".

                         ANADARKO PETROLEUM CORPORATION

     Anadarko is one of the world's largest independent oil and gas exploration and production companies with 935.1 million energy equivalent barrels of proved reserves as of December 31, 1998.

     Anadarko's reserve mix shifted in 1998, primarily due to recent discoveries in the Gulf of Mexico's sub-salt trend and continued development activity onshore in the U.S., which resulted in a significant increase in natural gas reserves. As of year-end 1998, natural gas reserves accounted for 47% of Anadarko's total proved reserves compared to 41% at year-end 1997.

     About 74% of Anadarko's total proved reserves are located in the U.S., primarily in the mid-continent (Kansas, Oklahoma and Texas) area, offshore in the Gulf of Mexico and in Alaska. During 1998, 97% of Anadarko's production was located in the U.S. Anadarko also owns and operates gas gathering systems in its U.S. core producing areas.

     Overseas, Anadarko is developing crude oil reserves in Algeria's Sahara Desert and has commenced oil production. At year-end 1998, Anadarko had 245 million barrels of proved crude oil reserves in Algeria, which accounts for 26% of Anadarko's total proved reserves. First oil production from the Hassi Berkine South Field began in May 1998. Development of other commercial fields in Algeria is underway and production is expected to increase substantially over the next several years. Anadarko also participates in other international exploration projects in Eritrea, the North Atlantic Margin and Tunisia.

               WHERE YOU CAN FIND MORE INFORMATION ABOUT ANADARKO

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information filed after the date of this prospectus with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until our offering is completed:

          (a) Annual Report on Form 10-K for the year ended December 31, 1998;

          (b) The description of our common stock set forth in the registration statement on Form 8-A, filed with the SEC on October 5, 1998; and,

          (c) The description of our Series C Junior Participating Preferred Stock, set forth in the registration statement on Form 8-A dated October 30, 1998.

     You may request a copy of these filings, at no cost, by writing to or telephoning us at the following address:

                              Corporate Secretary
                         Anadarko Petroleum Corporation
                              17001 Northchase Dr.
                               Houston, TX 77060
                                 (281) 875-1101

     You should rely only on the information incorporated by reference or provided in this prospectus or the prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front of the document.

 RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS

     The following table sets forth Anadarko's consolidated ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for the periods shown:

                                                          YEARS ENDED DECEMBER 31
                                                      --------------------------------
                                                      1994   1995   1996   1997   1998
                                                      ----   ----   ----   ----   ----
Fixed Charges.......................................  2.11   1.24   3.34   3.04   0.05
Combined Fixed Charges and Preferred Stock
  Dividends.........................................  2.11   1.24   3.34   3.04   0.05

     Anadarko issued preferred stock in May 1998. No shares of preferred stock were outstanding during any of the periods prior to May 1998.

     As a result of Anadarko's net loss in 1998, Anadarko's earnings did not cover fixed charges by $90 million and did not cover combined fixed charges and preferred stock dividends by $101 million in 1998. The ratios were computed by dividing earnings by either fixed charges or combined fixed charges and preferred stock dividends. For this purpose, earnings include income before income taxes and fixed charges. Fixed charges include interest and amortization of debt expenses and the estimated interest component of rentals.

                                USE OF PROCEEDS

     We will use the net proceeds we receive from the sale of the securities offered by this prospectus and the accompanying prospectus supplement for general corporate purposes, unless we specify otherwise in the applicable prospectus supplement. General corporate purposes may include additions to working capital, capital expenditures, repayment of debt or the financing of possible acquisitions.

                         DESCRIPTION OF DEBT SECURITIES

     The following description sets forth the general terms and provisions that could apply to the debt securities. Each prospectus supplement will state the particular terms that actually will apply to the debt securities included in the supplement.

     The debt securities will be either our senior debt securities or our subordinated securities. We have issued to date an aggregate of $1.1 billion of senior securities. We do not have any subordinated securities outstanding at this time.

     In addition to the following summary, you should refer to the applicable provisions of the following documents for more detailed information:

     - the senior indenture, which is incorporated by reference to Exhibit 4(j) to the Form 10-K for year ended December 31, 1997, and

     - the subordinated indenture, which is incorporated by reference to Exhibit 4(c) to Registration Statement No. 333-30927, filed with the SEC on July 7, 1997.

     Neither indenture limits the aggregate principal amount of debt securities that we may issue under that indenture. The debt securities may be issued in one or more series as we may authorize at various times. All debt securities will be unsecured. The senior securities will have the same rank as all of our other unsecured and unsubordinated debt. The subordinated securities will be subordinated to senior indebtedness as described in the "Subordinated Securities" section on page 10. The prospectus supplement relating to the particular series of debt securities being offered will specify the amounts, prices and terms of those debt securities. These terms may include:

     - whether the debt securities are senior securities or subordinated securities;

     - the title and the limit on the aggregate principal amount of the debt securities;

     - the dates on which the debt securities will mature;

     - any annual rates (which may be fixed or variable), or the method of determining any rates, at which the debt securities will bear interest;

     - the dates from which interest shall accrue and the dates on which interest will be payable;

     - the currencies in which the debt securities are denominated and principal and interest may be payable;

     - any redemption or sinking fund terms;

     - any event of default or covenant with respect to the debt securities of a particular series, if not set forth in this prospectus;

     - whether the debt securities are to be issued, in whole or in part, in the form of one or more global securities and the depositary for the global securities;

     - whether the securities are convertible into Anadarko common stock; and,

     - any other terms of the series, which will not conflict with the terms of the applicable indenture.

     We may issue debt securities of any series at various times and we may reopen any series for further issuances from time to time without notice to, or consent of, existing holders.

     We will issue the debt securities in fully registered form without coupons. Unless we specify otherwise in the applicable prospectus supplement, we will issue debt securities denominated in U.S. dollars in denominations of $1,000 or multiples of $1,000 for debt securities.

     We will describe special Federal income tax and other considerations relating to debt securities denominated in foreign currencies or units of two or more foreign currencies in the applicable prospectus supplement.

     Unless we specify otherwise in the applicable prospectus supplement, the covenants contained in the indentures and the debt securities will not provide special protection to holders of debt securities if we enter into a highly leveraged transaction, recapitalization or restructuring.

EXCHANGE, REGISTRATION AND TRANSFER

     Debt securities of any series that are not global securities will be exchangeable for other debt securities of the same series and of like aggregate principal amount and tenor in different authorized denominations. In addition, you may present debt securities for registration of transfer, together with a duly executed form of transfer, at the office of the security registrar or at the office of any transfer agent designated by us for that purpose with respect to any series of debt securities and referred to in the applicable prospectus supplement. No service charge is required for any transfer or exchange of debt securities but we may require payment of any taxes and other governmental charges. The security registrar or the transfer agent will effect the transfer or exchange upon being satisfied with the documents of title and identity of the person making the request. We have appointed the applicable trustee as security registrar for the applicable indenture. We may at any time designate additional transfer agents with respect to any series of debt securities.

     In the event of any redemption in part, we will not be required to:

     - issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before the mailing of notice of redemption of debt securities of that series to be redeemed and ending at the close of business on the mailing date;

     - register the transfer of or exchange any debt security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part.

     For a discussion of restriction on the exchange, registration and transfer of global securities, see "Global Securities."

PAYMENT AND PAYING AGENTS

     Unless we specify otherwise in the applicable prospectus supplement, payment of principal, any premium and any interest on debt securities will be made at the office of the paying agents that we designate at various times. However, at our option, we may make interest payments by check mailed to the address, as it appears in the security register, of the person entitled to the payments. Unless we specify otherwise in the applicable prospectus supplement, we will make payment of any installment of interest on debt securities to the person in whose name that registered security is registered at the close of business on the regular record date for such interest.

     Unless we specify otherwise in the applicable prospectus supplement, the Corporate Trust Office of the trustee in the Borough of Manhattan, The City of New York, will be designated as our sole paying agent for payments with respect to debt securities that are issued solely as debt securities.

GLOBAL SECURITIES

     The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that we will deposit with a depositary identified in the applicable prospectus supplement. Unless and until it is exchanged in whole or in part for the individual debt securities it represents, a global security may not be transferred except as a whole:

     - by the applicable depositary to a nominee of the depositary,

     - by any nominee to the depositary itself or another nominee, or

     - by the depositary or any nominee to a successor depositary or any nominee of the successor.

     We will describe the specific terms of the depositary arrangement with respect to a series of debt securities in the applicable prospectus supplement. We anticipate that the following provisions will generally apply to depositary arrangements.

     When we issue a global security in registered form, the depositary for the global security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual debt securities represented by that global security to the accounts of persons that have accounts with the depositary ("participants"). Those accounts will be designated by the dealers, underwriters or agents with respect to the underlying debt securities or by us if those debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold interests through participants. For interests of participants, ownership of beneficial interests in the global security will be shown on records maintained by the applicable depositary or its nominee. For interests of persons other than participants, that ownership information will be shown on the records of participants. Transfer of that ownership will be effected only through those records. The laws of some states require that certain purchasers of securities take physical delivery of securities in definitive form. These limits and laws may impair our ability to transfer beneficial interests in a global security.

     As long as the depositary for a global security, or its nominee, is the registered owner of that global security, the depositary or nominee will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the applicable indenture. Except as provided below, owners of beneficial interests in a global security:

     - will not be entitled to have any of the underlying debt securities registered in their names,

     - will not receive or be entitled to receive physical delivery of any of the underlying debt securities in definitive form, and

     - will not be considered the owners or holders under the indenture relating to those debt securities.

     Payments of principal of, any premium on and any interest on individual debt securities represented by a global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee as the registered owner of the global security representing such debt securities. Neither we, the trustee for the debt securities, any paying agent nor the registrar for the debt securities will be responsible for any aspect of the records relating to or payments made by the depositary or any participants on account of beneficial interests in the global security.

     We expect that the depositary or its nominee, upon receipt of any payment of principal, any premium or interest relating to a global security representing any series of debt securities, immediately will credit participants' accounts with the payments. Those payments will be credited in amounts proportional to the respective beneficial interests of the participants in the principal amount of the global security as shown on the records of the depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in the global security held through those participants will be governed by standing instructions and customary practices. This is now the case with securities held for the accounts of customers registered in "street name." Those payments will be the sole responsibility of those participants.

     If the depositary for a series of debt securities is at any time unwilling, unable or ineligible to continue as depositary and we do not appoint a successor depositary within 90 days, we will issue individual debt securities of that series in exchange for the global security or securities representing that series. In addition, we may at any time in our sole discretion determine not to have any debt securities of a series represented by one or more global securities. In that event, we will issue individual debt securities of that series in exchange for the global security or securities. Further, if we specify, an owner of a beneficial interest in a global security may, on terms acceptable to us, the trustee and the applicable depositary, receive individual debt securities of that series in exchange for those beneficial interests. The foregoing is subject to any limitations described in the applicable prospectus supplement. In any such instance, the owner of the beneficial interest will be entitled to physical delivery of individual debt securities equal in principal amount to the beneficial interest and to have the debt securities registered in its name. Those individual debt securities will be issued in any authorized denominations.

MODIFICATION OF THE INDENTURES

     Under each indenture our rights and obligations and the rights of the holders may be modified with the consent of the holders of at least a majority in principal amount of the then outstanding debt securities of each series affected by the modification. None of the following modifications, however, is effective against any holder without the consent of the holders of all of the affected outstanding debt securities:

     - changing the maturity, installment or interest rate of any of the debt securities;

     - reduce the principal amount of (or premium, if any) or interest on any debt security;

     - reduce the amount of principal of an original issue discount security payable upon acceleration of maturity;

     - changing the subordination provisions of the subordinated indenture in a manner adverse to the holders;

     - changing the conversion provisions of any debt security;

     - change the place or currency of payment of (or premium, if any) or interest on any debt security;

     - reducing the percentage required for modifications or waivers of compliance with the indentures;

     - impair the right of a holder to institute suit for the enforcement of any payment on or with respect to any debt security; or

     - with some exceptions, modifying the provisions for the waiver of covenants and defaults and any of the foregoing provisions.

     Any actions we or the trustee may take toward adding to our covenants, adding events of default or establishing the structure or terms of the debt securities as permitted by the indentures will not require the approval of any holder of debt securities. In addition, we or the trustee may cure ambiguities or inconsistencies in the indentures or make other provisions without the approval of any holder as long as no holder's interests are materially and adversely affected.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     "Event of default" when used in an indenture, will mean any of the following in relation to a series of debt securities:

     - failure to pay interest on any debt security for 60 days after the interest becomes due;

     - failure to pay the principal or any premium on any debt security when due;

     - failure to deposit any sinking fund payment for 60 days after such payment becomes due;

     - failure to perform or breach of any other covenant or warranty in the indenture that continues for 90 days after our being given notice from the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series;

     - default in the payment when due of other indebtedness in an aggregate principal amount in excess of $10,000,000, causing such indebtedness to become due prior to its stated maturity, and such default is not cured within 30 days after notice from the trustee or the holders of at least 5% in principal amount of the outstanding debt securities of the series;

     - a creditor commences involuntary bankruptcy, insolvency or similar proceedings against us and we are unable to obtain a stay or dismissal of that proceeding within 90 days;

     - we voluntarily seek relief under bankruptcy, insolvency or similar laws or we consent to a court entering an order for relief against us under those laws; or

     - any other event of default provided for debt securities of that series.

     If any event of default relating to outstanding debt securities of any series occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the principal of all of the outstanding debt securities of such series to be due and immediately payable.

     The indentures provide that the holders of at least a majority in principal amount of the outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any trust or power conferred on the trustee, with respect to the debt securities of that series. The trustee may act in any way that is consistent with those directions and may decline to act if any of the directions is contrary to law or to the indentures or would involve the trustee in personal liability.

     The indentures provide that the holders of at least a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all of the outstanding debt securities of the series waive any past default (and its consequences) under the indentures relating to the series, except a default (a) in the payment of the principal of or any premium on or interest on any of the debt securities of the series, or (b) with respect to a covenant or provision of such indentures which, under the terms of such indentures, cannot be modified or amended without the consent of the holders of all of the outstanding debt securities of the series affected.

     The indentures contain provisions entitling the trustee, subject to the duty of the trustee during an event of default to act with the required standard of care, to be indemnified by the holders of the debt securities of the relevant series before proceeding to exercise any right or power under the indentures at the request of those holders.

     The indentures require the trustee to, within 90 days after the occurrence of a default known to it with respect to any series of outstanding debt securities, give the holders of that series notice of the default if uncured and unwaived. However, the trustee may withhold this notice if it in good faith determines that the withholding of this notice is in the interest of those holders. However, the trustee may not withhold this notice in the case of a default in payment of principal, premium, interest or sinking fund installment with respect to any debt securities of the series. The above notice shall not be given until at least 60 days after the occurrence of a default in the performance or a breach of a covenant or warranty in the applicable indenture other than a covenant to make payment. The term "default" for the purpose of this provision means any event that is, or after notice or lapse of time, or both, would become, an event of default with respect to the debt securities of that series.

     Each indenture requires us to file annually with the trustee a certificate, executed by one of our officers, indicating whether the officer has knowledge of any default under the indenture.

CONSOLIDATION, MERGER OR SALE

     We shall not consolidate with or merge into any other person or transfer or lease our properties and assets substantially as an entirety to any person unless the person formed by such consolidation or into which we are merged or the person which acquires or leases our properties and assets shall be a United States entity which assumes our obligations under the securities and the indentures and immediately after giving effect to the transaction, no Event of Default, or event which would become an Event of Default, shall be continuing.

REPLACEMENT OF SECURITIES

     We will replace any mutilated debt security at the expense of the holder upon surrender of the mutilated debt security to the appropriate trustee. We will replace debt securities that are destroyed, stolen or lost at the expense of the holder upon delivery to the appropriate trustee of evidence of the destruction, loss or theft of the debt securities satisfactory to us and to the trustee. In the case of a destroyed, lost or stolen debt security, an indemnity satisfactory to the appropriate trustee and us may be required at the expense of the holder of the debt security before a replacement debt security will be issued.

DEFEASANCE

     The indentures contain a provision that permits us to elect to defease and be discharged from all of our obligations (subject to limited exceptions) with respect to any series of debt securities then outstanding provided the following conditions have been satisfied:

     - Anadarko has deposited in trust with the trustee (a) money, (b) U.S. government obligations, or (c) a combination thereof in an amount sufficient to pay and discharge the (i) principal, premium and interest of the outstanding debt securities of any issue and (ii) sinking fund payments, if any;

     - no event of default has occurred or is continuing with respect to the securities of any series being defeased;

     - defeasance will not result in a breach or violation of, or constitute a default under any agreement to which we are a party; and,

     - Anadarko has delivered to the trustee an officer's certificate and opinion of counsel that all conditions precedent relating to the defeasance have been complied with.

CONVERSION RIGHTS

     The prospectus supplement will describe whether a series of securities is convertible into Anadarko stock and the initial conversion price per share at which the securities may be converted.

     If a convertible security has not been redeemed, the holder of the convertible security may convert the security, or any portion of the principal amount in integral multiples of $1,000, at the conversion price in effect at the time of conversion into shares of Anadarko stock. Conversion rights expire at the close of business on the date specified in the prospectus supplement for a series of convertible securities. Conversion rights expire at the close of business on the redemption date in the case of any convertible securities called for redemption.

     In order to exercise the conversion privilege, the person entitled to convert the convertible security must surrender to Anadarko, at any office or agency of Anadarko maintained for that purpose, the security with a written notice of the election to convert the security, and if less than the entire principal amount of the security is being converted, the amount of security to be converted. In addition, if the convertible security is converted during the period between a record date for the payment of interest and the related interest payment date the person entitled to convert the security must pay to Anadarko an amount equal to the interest payable on the principal amount being converted.

     No interest on converted securities will be paid by Anadarko on any interest payment date after the date of conversion except for those securities surrendered during the period between a record date for the payment of interest and the related interest payment date.

     Convertible securities shall be deemed to have been converted immediately prior to the close of business on the day of surrender of the security. No fractional shares of stock will be issued upon conversion, but an adjustment in cash will be made based on the market price at the close of business on the date of conversion.

     The conversion price will be subject to adjustment in the event of:

     - payment of stock dividends or other distributions on Anadarko stock;

     - issuance of rights or warrants to all Anadarko stockholders entitling them to subscribe for or purchase Anadarko stock at a price less than the market price of Anadarko stock;

     - the subdivision of Anadarko stock into a greater or lesser number of shares of stock;

     - the distribution to all stockholders of evidences of indebtedness or assets of Anadarko, excluding stock dividends or other distributions and rights or warrants; or,

     - the reclassification of Anadarko stock into other securities.

Anadarko may also decrease the conversion price as it considers necessary in order that any event treated for Federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of Anadarko stock.

     Anadarko will pay any and all transfer taxes that may be payable in respect of the issue or delivery of shares of stock on conversion of the securities. Anadarko is not required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of shares in a name other than that of the holder of the security to be converted and no issue and delivery shall be made unless and until the person requesting the issue has paid the amount of any such tax or established to the satisfaction of Anadarko that such tax has been paid.

     After the occurrence of:

     - consolidation with or merger of Anadarko into any other corporation;

     - any merger of another corporation into Anadarko; or

     - any sale or transfer of substantially all of the assets of Anadarko which results in any reclassification, change or conversion of the stock, the holders of any convertible securities will be entitled to receive on conversion the kind and amount of shares of stock or other securities, cash or other property receivable upon such event by a holder of Anadarko stock immediately prior to the occurrence of the event.

GOVERNING LAW

     The indentures and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

SENIOR SECURITIES LIMITATIONS ON LIENS

     Neither we nor any domestic subsidiary of ours will issue, assume or guarantee any debt secured by a mortgage, lien, pledge or other encumbrance upon real or personal property of ours or of any of our domestic subsidiaries that is located in the continental U.S. without providing that the senior securities will be secured equally and ratably or prior to the debt. However, this provision shall not apply to the following:

     - Mortgages existing on the date of the senior indenture;

     - Mortgages existing at the time a corporation becomes a domestic subsidiary of ours or at the time it is merged into or consolidated with us or a domestic subsidiary of ours;

     - Mortgages in favor of Anadarko or any domestic subsidiary of ours;

     - Mortgages on property (a) existing at the time of the property's acquisition, (b) to secure payment of all or part of the property's purchase price, or (c) to secure debt incurred prior to, at the time of or within 180 days after the acquisition, the completion of construction or the commencement of full operation of the property or for the purpose of financing all or part of the property's purchase price;

     - Mortgages in favor of the United States of America, any state, any other country or any political subdivision required by contract or statute;

     - Mortgages on property to secure all or part of the cost of construction, development or repair, alteration or improvement of the property not later than one year after the completion of or the placing into operation the property;

     - Mortgages on minerals or geothermal resources in place, or on related leasehold or other property interests which are incurred to finance development, production or acquisition costs;

     - Mortgages on equipment used or usable for drilling, servicing or operation of oil, gas, coal or other mineral properties or of geothermal properties;

     - Mortgages required by any contract or statute in order to permit us or a subsidiary of ours to perform any contract or subcontract made with or at the request of the U S., any state or any department, agency or instrumentality of either; or

     - Any extension, renewal or replacement of any mortgage referred to in the preceding items or of any debt secured by those mortgages as long as the extension, renewal or replacement will be limited to substantially the same property (plus improvements) which secured the mortgage.

     Notwithstanding anything mentioned above, we and any one or more of our domestic subsidiaries may issue, assume or guarantee debt secured by mortgages that would otherwise be subject to the foregoing restrictions in an aggregate principal amount which, together with the aggregate outstanding principal amount of all other debt of ours and our domestic subsidiaries that would otherwise be subject to the foregoing restrictions, does not at any one time exceed 10% of the aggregate amount of assets of Anadarko and its domestic subsidiaries after deducting therefrom all current liabilities, unamortized debt discount, expense and other like intangibles as calculated on our consolidated balance sheet as of a date within 150 days prior to the date of determination.

     The following types of transactions, among others, shall not be deemed to create debt secured by mortgages: (1) the sale or other transfer of oil, gas or other minerals in place for a period of time until, or in an amount such that, the transferee will realize from the sale or transfer a specified amount (however determined) of money or such minerals, or the sale or other transfer of any other interest in property of the character commonly referred to as an oil payment or a production payment, and (2) the sale or transfer by Anadarko or a domestic subsidiary of properties to a partnership, joint venture or other entity in which we or our domestic subsidiary would retain partial ownership of the properties.

THE TRUSTEE

     Harris Trust and Savings Bank is trustee under the senior indenture. The trustee or its affiliates have other customary banking relationships with us and our affiliates.

SUBORDINATED SECURITIES

     Under the subordinated indenture, payment of the principal, interest and any premium on the subordinated securities will generally be subordinated in right of payment to the prior payment in full of all of our senior indebtedness.

     "Senior indebtedness" is defined as the principal of, any premium and accrued and unpaid interest on the following items, whether outstanding on or created, incurred or assumed after the date of execution of the subordinated indenture:

     - our indebtedness for money borrowed (other than the subordinated securities);

     - guarantees by us of indebtedness for money borrowed of any other person; and,

     - indebtedness evidenced by notes, debentures, bonds or other instruments of indebtedness for the payment of which we are responsible or liable, by guarantees or otherwise.

     Senior indebtedness shall also be deemed to include modifications, renewals, extensions and refundings of any of the types of indebtedness, liability, obligations or guarantee listed above, unless the relevant instrument provides that such indebtedness, liability, obligation or guarantee, or such modification, renewal, extension or refunding, is not senior in right of payment to the subordinated securities.

     No payment by us on account of principal of, any premium or interest on the subordinated securities except for sinking fund payments as described below may be made if:

     - any default or event of default with respect to any senior indebtedness occurs and is continuing, or

     - any judicial proceeding is pending with respect to any default in payment of senior indebtedness.

     Sinking fund payments may be made during a suspension of principal or interest payments on subordinated debt provided the sinking fund payments are made by securities redeemed or acquired prior to the default or by means of conversion of the securities.

     In the event that any subordinated security is declared due and payable before its specified date, or upon any payment or distribution of assets by us to creditors upon our dissolution, winding up, liquidation or reorganization, all principal of, any premium and interest due or to become due on all senior indebtedness must be paid in full before the holders of subordinated securities are entitled to receive or take any payment. Subject to the payment in full of all senior indebtedness, the holders of the subordinated securities are to be subrogated to the rights of the holders of senior indebtedness to receive payments or distribution of our assets applicable to senior indebtedness until the subordinated securities are paid in full.

     By reason of this subordination, in the event of insolvency, our creditors who are holders of senior indebtedness, as well as some of our general creditors, may recover more, ratably, than the holders of the subordinated securities.

     The subordinated indenture will not limit the amount of senior indebtedness or debt securities which may be issued by us or any of our subsidiaries.

                         DESCRIPTION OF PREFERRED STOCK

     Our Restated Articles of Incorporation authorize the board of directors of Anadarko, without further stockholder action, to provide for the issuance of up to 2,000,000 shares of preferred stock, in one or more series, and to fix the designations, terms, and relative rights and preferences, including the dividend rate, voting rights, conversion rights, redemption and sinking fund provisions and liquidation values of each of these series. We may amend from time to time our restated articles to increase the number of authorized shares of preferred stock. Any amendment like this would require the approval of the holders of a majority of the outstanding shares. As of the date of this prospectus, we have 200,000 shares of 5.46% Series B Cumulative Preferred Stock outstanding.

     The particular terms of any series of preferred stock being offered by us under this shelf registration will be described in the prospectus supplement relating to that series of preferred stock. Those terms may include:

     - the title and liquidation preference per share of the preferred stock and the number of shares offered;

     - the purchase price of the preferred stock;

     - the dividend rate (or method of calculation), the dates on which dividends will be paid and the date from which dividends will begin to accumulate;

     - any redemption or sinking fund provisions of the preferred stock;

     - any conversion provisions of the preferred stock;

     - the voting rights, if any, of the preferred stock; and,

     - any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of the preferred stock.

     If the terms of any series of preferred stock being offered differ from the terms set forth in this prospectus, those terms will also be disclosed in the prospectus supplement relating to that series of preferred stock. You should also refer to the certificate of designation establishing a particular series of preferred stock that will be filed with the Secretary of State of the State of Delaware and the SEC in connection with any offering of preferred stock.

     The preferred stock will, when issued, be fully paid and nonassessable.

DIVIDEND RIGHTS

     The preferred stock will be preferred over the common stock as to payment of dividends. Before any dividends or distributions (other than dividends or distributions payable in common stock) on the common stock shall be declared and set apart for payment or paid, the holders of shares of each series of preferred stock will be entitled to receive dividends when, as and if declared by the board of directors of Anadarko. We will pay those dividends either in cash, shares of common stock or preferred stock or otherwise, at the rate and on the date or dates set forth in the prospectus supplement. With respect to each series of preferred stock, the dividends on each share of the series will be cumulative from the date of issue of the share unless some other date is set forth in the prospectus supplement relating to the series. Accruals of dividends will not bear interest.

RIGHTS UPON LIQUIDATION

     The preferred stock will be preferred over the common stock as to asset distributions so that the holders of each series of preferred stock will be entitled to be paid, upon our voluntary or involuntary liquidation, dissolution or winding up and before any distribution is made to the holders of common stock, the amount set forth in the applicable prospectus supplement. However, in this case the holders of preferred stock will not be entitled to any other or further payment. If upon any liquidation, dissolution or winding up our net assets are insufficient to permit the payment in full of the respective amounts to which the holders of all outstanding preferred stock are entitled, our entire remaining net assets will be distributed among the holders of each series of preferred stock in amounts proportional to the full amounts to which the holders of each series are entitled.

REDEMPTION

     All shares of any series of preferred stock will be redeemable to the extent set forth in the prospectus supplement relating to the series. All shares of any series of preferred stock will be convertible into shares of common stock or into shares of any other series of preferred stock to the extent set forth in the applicable prospectus supplement.

PREFERRED STOCK PURCHASE RIGHTS

     On October 30, 1998, we entered into a rights agreement with The Chase Manhattan Bank, as rights agent, providing for a dividend of one preferred stock purchase right for each outstanding share of our common stock. We issued the dividend to stockholders of record on November 10, 1998, and holders of shares of common stock issued since that date are issued rights with their shares. The rights trade automatically with shares of common stock and become exercisable only under the circumstances described below. The rights are designed to protect the interests of Anadarko and our stockholders against coercive takeover tactics. The purpose of the rights is to encourage potential acquirers to negotiate with the board of directors of Anadarko prior to attempting a takeover and to provide the board with leverage in negotiating on behalf of all stockholders the terms of any proposed takeover. The rights may have anti-takeover effects. The rights should not, however, interfere with any merger or other business combination approved by the board of directors of Anadarko.

     Until a right is exercised, the right will not entitle the holder to additional rights as an Anadarko stockholder, including, without limitation, the right to vote or to receive dividends. Upon becoming exercisable, each right will entitle its holder to purchase from us one one-thousandth of a share of Series C Junior Participating Preferred Stock at a purchase price of $175 per right, subject to adjustment. In general, the rights will not be exercisable until the earlier of (a) any time that we learn that a person or group or an affiliate or associate of the person or group has acquired, or has obtained the right to acquire, beneficial ownership of 15% or more of our outstanding common stock, unless provisions preventing accidental triggering of the rights apply and (b) the close of business on the date, if any, designated by the board of directors of Anadarko following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer for 15% or more of our outstanding common stock. Below we refer to the earlier of those dates as the "distribution date" and the person or group acquiring at least 15% of our common stock as an "acquiring person." In the event that we are acquired in a merger or other business combination, or 50% or more of our consolidated assets or earning power are sold after a person becomes an acquiring person, each right will entitle its holder to purchase, for the purchase price, that number of common shares of the corporation which at the time of the transaction would have a market value of twice the right exercise price.

     Any rights that are at any time beneficially owned by an acquiring person, or any associate or affiliate of the acquiring person, will be null and void and nontransferable, and any holder of such right, including any purported transferee or subsequent holder, will be unable to exercise or transfer the right.

     The rights will expire at the close of business on November 10, 2008, unless redeemed before that time. At any time prior to the earlier of (a) the time a person or group becomes an acquiring person and (b) the expiration date, the board of directors of Anadarko may redeem the rights in whole, but not in part, at a price of $.01 per right. This amount is subject to adjustment as provided in the rights agreement.

     The preceding summary is not complete and is not intended to give full effect to provisions of statutory or common law. You should refer to the applicable provisions of the rights agreement and the form of right certificate, which are incorporated by reference to Exhibit 4.1 to our Form 8-A, filed with the SEC on October 30, 1998.

PROVISIONS OF ANADARKO'S RESTATED CERTIFICATE OF INCORPORATION

     In the event of a proposed merger or tender offer, proxy contest or other attempt to gain control of us which is not approved by the board of directors of Anadarko, it would be possible for the board of directors of Anadarko to authorize the issuance of one or more series of preferred stock with voting rights or other rights and preferences which would impede the success of the proposed merger, tender offer, proxy contest or other attempt to gain control of us. This authority may be limited by applicable law, the restated articles and the applicable rules of the stock exchanges upon which the common stock is listed. The consent of the holders of common stock would not be required for any issuance of preferred stock like this.

     The restated articles also provide that the board of directors of Anadarko is classified into three classes and that some provisions of the restated articles may be amended only by the affirmative vote of the holders of at least 80% of the voting power of our then outstanding voting stock.

                        DESCRIPTION OF DEPOSITARY SHARES

     We may, at our option, elect to offer fractional shares of preferred stock, rather than full shares of preferred stock. If we exercise this option, we will issue to the public receipts for depositary shares, and each of these depositary shares will represent a fraction (to be set forth in the applicable prospectus supplement) of a share of a particular series of preferred stock.

     The shares of any series of preferred stock underlying the depositary shares will be deposited under a deposit agreement between us and a bank or trust company selected by us. The depositary will have its principal office in the United States and a combined capital and surplus of at least $50,000,000. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fraction of a share of preferred stock underlying that depositary share, to all the rights and preferences of the preferred stock underlying that depositary share. Those rights include dividend, voting, redemption and liquidation rights.

     The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock underlying the depositary shares, in accordance with the terms of the offering. Copies of the forms of deposit agreement and depositary receipt will be filed as exhibits to the registration statement. The following summary of the deposit agreement, the depositary shares and the depositary receipts is not complete. You should refer to the forms of the deposit agreement and depositary receipts that will be filed with the SEC in connection with the offering of the specific depositary shares.

     Pending the preparation of definitive engraved depositary receipts, the depositary may, upon our written order, issue temporary depositary receipts substantially identical to the definitive depositary receipts but not in definitive form. These temporary depositary receipts entitle their holders to all the rights of definitive depositary receipts which are to be prepared without unreasonable delay. Temporary depositary receipts will then be exchangeable for definitive depositary receipts at our expense.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The depositary will distribute all cash dividends or other cash distributions received with respect to the preferred stock to the record holders of depositary shares relating to the preferred stock in proportion to the number of depositary shares owned by those holders.

     If there is a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares that are entitled to receive the distribution, unless the depositary determines that it is not feasible to make the distribution. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the applicable holders.

REDEMPTION OF DEPOSITARY SHARES

     If a series of preferred stock represented by depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of that series of preferred stock held by the depositary. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to that series of the preferred stock. Whenever we redeem shares of preferred stock that are held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the shares of preferred stock so redeemed. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as may be determined by the depositary.

VOTING THE PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the information contained in the notice to the record holders of the depositary shares underlying the preferred stock. Each record holder of the depositary shares on the record date (which will be the same date as the record date for the preferred stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of the preferred stock represented by such holder's depositary shares. The depositary will then try, as far as practicable, to vote the number of shares of preferred stock underlying those depositary shares in accordance with such instructions, and we will agree to take all actions which may be deemed necessary by the depositary to enable the depositary to do so. The depositary will not vote the shares of preferred stock to the extent it does not receive specific instructions from the holders of depositary shares underlying the preferred stock.

AMENDMENT AND TERMINATION OF THE DEPOSITARY AGREEMENT

     The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between us and the depositary. However, any amendment which materially and adversely alters the rights of the holders of depositary shares will not be effective unless the amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The deposit agreement may be terminated by us or by the depositary only if (a) all outstanding depositary shares have been redeemed or (b) there has been a final distribution of the underlying preferred stock in connection with our liquidation, dissolution or winding up and the preferred stock has been distributed to the holders of depositary receipts.

CHARGES OF DEPOSITARY

     We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will also pay charges of the depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and those other charges, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the deposit agreement to be for their accounts.

MISCELLANEOUS

     The depositary will forward to holders of depositary receipts all reports and communications from us that we deliver to the depositary and that we are required to furnish to the holders of the preferred stock.

     Neither we nor the depositary will be liable if either of us is prevented or delayed by law or any circumstance beyond our control in performing our respective obligations under the deposit agreement. Our obligations and those of the depositary will be limited to performance in good faith of our respective duties under the deposit agreement. Neither we nor they will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The depositary may resign at any time by delivering notice to us of its election to resign. We may remove the depositary at any time. Any resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

                          DESCRIPTION OF COMMON STOCK

     As of the date of this prospectus, we are authorized to issue up to 200,000,000 shares of common stock. As of March 31, 1999, we had 122,551,004 shares of common stock issued and had reserved 10,058,064 additional shares of common stock for issuance under our various stock and compensation incentive plans.

     The following summary is not complete and is not intended to give full effect to provisions of statutory or common law. You should refer to the applicable provisions of the following documents:

     - the restated certificate of incorporation, which are incorporated by reference to Exhibit 19(a)(i) to our Form 10-Q for the quarter ended September 30, 1986; and,

     - the by-laws, as amended, which are incorporated by reference to Exhibit 3(b) to our Form 10-Q for the quarter ended June 30, 1996.

DIVIDENDS

     The holders of common stock are entitled to receive dividends when, as and if declared by the board of directors of Anadarko, out of funds legally available for their payment subject to the rights of holders of preferred stock.

VOTING RIGHTS

     The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders.

RIGHTS UPON LIQUIDATION

     In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of common stock will be entitled to share equally in any of our assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock have received their liquidation preferences in full.

MISCELLANEOUS

     The outstanding shares of common stock are fully paid and nonassessable. The holders of common stock are not entitled to preemptive or redemption rights. Shares of common stock are not convertible into shares of any other class of capital stock. ChaseMellon Shareholder Services LLC, New York, New York, is the transfer agent and registrar for the common stock.

                       DESCRIPTION OF SECURITIES WARRANTS

     We may issue securities warrants for the purchase of debt securities, preferred stock or common stock. Securities warrants may be issued independently or together with debt securities, preferred stock or common stock and may be attached to or separate from any offered securities. Each series of securities warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The securities warrant agent will act solely as our agent in connection with the securities warrants and will not assume any obligation or relationship of agency or trust for or with any registered holders of securities warrants or beneficial owners of securities warrants. In addition to this summary, you should refer to the securities warrant agreement, including the forms of securities warrant certificate representing the securities warrants, relating to the specific securities warrants being offered for the complete terms of the securities warrant agreement and the securities warrants. That securities warrant agreement, together with the terms of securities warrant certificate and securities warrants, will be filed with the SEC in connection with the offering of the specific securities warrants.

     The particular terms of any issue of securities warrants will be described in the prospectus supplement relating to the issue. Those terms may include:

     - the designation, aggregate principal amount, currencies, denominations and terms of the series of debt securities purchasable upon exercise of securities warrants to purchase debt securities and the price at which the debt securities may be purchased upon exercise;

     - the designation, number of shares, stated value and terms (including, without limitation, liquidation, dividend, conversion and voting rights) of the series of preferred stock purchasable upon exercise of securities warrants to purchase shares of preferred stock and the price at which such number of shares of preferred stock of such series may be purchased upon such exercise;

     - the number of shares of common stock purchasable upon the exercise of securities warrants to purchase shares of common stock and the price at which such number of shares of common stock may be purchased upon such exercise;

     - the date on which the right to exercise the securities warrants will commence and the date on which the right will expire;

     - United States Federal income tax consequences applicable to the securities warrants; and,

     - any other terms of the securities warrant.

     Securities warrants for the purchase of preferred stock and common stock will be offered and exercisable for U.S. dollars only. Securities warrants will be issued in registered form only. The exercise price for securities warrants will be subject to adjustment in accordance with the applicable prospectus supplement.

     Each securities warrant will entitle its holder to purchase the principal amount of debt securities or the number of shares of preferred stock or common stock at the exercise price set forth in, or calculable as set forth in, the applicable prospectus supplement. The exercise price may be adjusted upon the occurrence of events as set forth in the prospectus supplement. After the close of business on the expiration date, unexercised securities warrants will become void. We will specify the place or places where, and the manner in which, securities warrants may be exercised in the applicable prospectus supplement.

     Prior to the exercise of any securities warrants to purchase debt securities, preferred stock or common stock, holders of the securities warrants will not have any of the rights of holders of the debt securities, preferred stock or common stock purchasable upon exercise, including:

     - in the case of securities warrants for the purchase of debt securities, the right to receive payments of principal of, any premium or interest on the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture; or,

     - in the case of securities warrants for the purchase of preferred stock or common stock, the right to vote or to receive any payments of dividends on the preferred stock or common stock purchasable upon exercise.

                              PLAN OF DISTRIBUTION

     We may sell the debt securities, preferred stock, depositary shares, common stock or securities warrants (together referred to as the "offered securities")
(a) through underwriters or dealers; (b) directly to one or a limited number of institutional purchasers; or, (c) through agents. This prospectus or the applicable prospectus supplement will set forth the terms of the offering of any offered securities, including the name or names of any underwriters, dealers or agents, the price of the offered securities and the net proceeds to us from such sale, any underwriting commissions or other items constituting underwriters' compensation.

     If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The offered securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more investment banking firms or others, as designated. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters or agents to purchase the offered securities will be subject to conditions precedent and the underwriters will be obligated to purchase all the offered securities if any are purchased. Any initial public offering price and any underwriting commissions or other items constituting underwriters' compensation may be changed from time to time.

     If a dealer is utilized in the sale of any offered securities, we will sell those offered securities to the dealer, as principal. The dealer may then resell the offered securities to the public at varying prices to be determined by the dealer at the time of resale.

     We may sell offered securities directly to one or more institutional purchasers, or through agents at a fixed price or prices, which may be changed, or at varying prices determined at time of sale. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best effort basis for the period of its appointment.

     If an applicable prospectus supplement indicates, we will authorize agents, underwriters or dealers to solicit offers by specified institutions to purchase offered securities from us at the public offering price set forth in the prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of the contracts.

     Under agreements entered into with us, agents and underwriters who participate in the distribution of the offered securities may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make. Agents and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

                                 LEGAL MATTERS

     The validity of the offered securities will be passed upon for us by Davis Polk & Wardwell, New York, New York, and for any underwriters, dealers or agents by Hughes Hubbard & Reed LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements of Anadarko and subsidiaries as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998 incorporated by reference in the registration statement have been incorporated herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

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     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

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                               TABLE OF CONTENTS
                             Prospectus Supplement

                      Page
                      ----
Use of Proceeds............................   S-2
Special Note Regarding Forward Looking
  Statements...............................   S-2
Common Stock Price Ranges and Dividends....   S-2
Ratio of Earnings to Fixed Charges and
  Earnings to Combined Fixed Charges and
  Preferred Stock Dividends................   S-3
Description of the Debentures..............   S-3
Certain United States Federal Income Tax
  Considerations...........................  S-10
Underwriting...............................  S-14
Notice to Canadian Residents...............  S-15

                   Prospectus

About This Prospectus......................     2
Anadarko Petroleum Corporation.............     2
Where You Can Find More Information About
  Anadarko.................................     2
Ratios of Earnings to Fixed Charges and
  Earnings to Combined Fixed Charges and
  Preferred Stock Dividends................     3
Use of Proceeds............................     3
Description of Debt Securities.............     3
Description of Preferred Stock.............    12
Description of Depositary Shares...........    15
Description of Common Stock................    17
Description of Securities Warrants.........    17
Plan of Distribution.......................    19
Legal Matters..............................    19
Experts....................................    20

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                                  $600,000,000

                                [ANADARKO LOGO]

                       Zero Coupon Convertible Debentures
                                 due March 2020
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                             PROSPECTUS SUPPLEMENT

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                           CREDIT SUISSE FIRST BOSTON
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